EXHIBIT 99.1

LumiraDx Reports Second Quarter 2022 Results

Strong Pipeline Progress and Commercialization Priorities for Newly Authorized Products

LONDON, Aug. 18, 2022 (GLOBE NEWSWIRE) -- LumiraDx Limited (Nasdaq: LMDX), a next-generation point of care (POC) diagnostics company, today announced operational and financial results for the second quarter ended June 30, 2022.

  Q2 2022 revenue of $44.7 million compared to Q1 2022 revenue of $126.4 million and Q2 2021 revenue of $87.2 million as COVID-19 moves from pandemic to endemic stage
  Five new CE Marks including HbA1c, NT-ProBNP, SARS-CoV-2 Ag Ultra and Ultra Pool tests with results in five minutes, as well as SARS-CoV-2 & RSV combo; expanded use of CRP to pediatric populations and a new exclusion claim for D-Dimer
  Actively working on U.S. 510K submission for the SARS-CoV-2 Ag Ultra 5-minute test, with clinical trials planned for broader respiratory portfolio during flu season this year
  Molecular pipeline continues to progress well with Strep A and TB programs validating the performance and speed that can be achieved with proprietary qSTAR technology
  As previously announced, completed financings during the third quarter of 2022 for aggregate net proceeds of approximately $100 million, including an additional investment from the Bill & Melinda Gates Foundation, and initiated a restructuring program to shape organization and cost structure for successful innovation and commercialization in line with our mission to transform community-based healthcare

“We have made significant progress on expanding our portfolio of newly authorized products and have exciting commercialization priorities,” said LumiraDx Chairman and CEO Ron Zwanziger. “We are moving to commercialize our product portfolio in Europe and other international markets while actively working on U.S. submissions and preparing clinical trials this fall. We believe that we have a compelling value proposition with products designed to disrupt the point of care market and enable customers to consolidate three to six different instruments they are currently using into a single LumiraDx Platform. With lab comparable results in minutes for diabetes, heart failure, and coagulation disorders, we see an opportunity to do more testing in emergency rooms and primary care offices. We’re also accelerating the development of our Troponin and molecular assays on the Platform. We are confident these actions and strategic priorities for the next 12 to 18 months will bridge us toward key revenue milestones and support our strategy to transform community-based care.”

2022 Second Quarter Financial Highlights
For the three months ended June 30, 2022, LumiraDx delivered revenue of $44.7 million compared to $87.2 million for the second quarter of 2021. Test strips on the LumiraDx Platform contributed revenues of $28 million and Fast Lab Solutions’ molecular reagents delivered $10 million, substantially all from COVID-19 products.

Revenues declined from the early months of this year at the height of the Omicron surge as COVID-19 moves from pandemic to endemic stage. At the same time, LumiraDx’s products continue to be recognized by customers for their significant performance and cost advantages over competing products. In response to lower COVID testing activity and to ensure efficient use of cash, the company initiated a global restructuring plan to resize the organization to the current requirements to meet market needs and to reduce costs. The company is targeting cost reductions to avoid impacts on pipeline delivery on its test menu for common health conditions to drive near-term revenue growth.

Total gross margins for the second quarter of 2022 were 11% compared to 17% for the same period last year. The decline is primarily due to under-absorbed manufacturing capacity costs as the company transitions from a higher cost base and resizes operations to deliver in a more stable post-pandemic market environment.

Research and development expenses were $47.5 million in the second quarter of 2022. Our non-IFRS R&D expenses increased 33% from $33.9 million in second quarter of 2021 to $45.1 million this year, driven by a heightened rate of regulatory submissions and product development activities during the second quarter of 2022.

The company announced a restructuring program to reduce overall operating costs and deprioritizing certain R&D activities for earlier stage programs.

Second quarter 2022 sales, marketing and administrative expenses were $37.8 million.  Adjusted non-IFRS sales, marketing and administrative expenses, excluding amortization and share-based payment expenses, were $30.8 million in the second quarter of 2022, compared to $22.4 million in the first quarter of 2021. Non-IFRS SG&A expenses declined approximately $3 million from the first quarter of 2022, and we anticipate further reductions as part of our restructuring program.

Operating loss for the second quarter of 2022 was $81 million. The non-IFRS operating loss for second quarter of 2022 was $71 million representing a $29 million higher loss compared with the $42 million loss in the same period last year.

Our cash balance at the end of the second quarter was $106 million compared to $132 million at the end of 2021. After the quarter close, LumiraDx completed an underwritten public offering and a concurrent private placement with the Bill & Melinda Gates Foundation that raised aggregate net proceeds, after underwriting costs, of approximately $100 million. The pro forma cash balance after the recent public offering and concurrent private placement would have been $206 million.

Conference Call
LumiraDx’s senior management team will host a conference call today at 8:00 AM ET to discuss the company’s financial results and business updates. Call in details and a link to view the webcast may be found at investors.lumiradx.com/news-and-events/investor-calendar. A replay of the webcast will be available on the Investor's section of the company's website at investors.lumiradx.com shortly after the conclusion of the call. The webcast will be archived for one year.

About LumiraDx
LumiraDx Limited (Nasdaq: LMDX) is next-generation point of care diagnostics company that is transforming community-based healthcare. Its actively controlled microfluidic technology provides fast, high performance and accessible diagnostic solutions wherever the patient is for nearly any testing scenario, creating unique testing options at the point of need.

The company offers a broad menu of lab comparable tests on a single portable Platform, with more than 30 assays on the market or in development, covering infectious diseases, cardiovascular diseases, diabetes, and coagulation disorders. The company also supports high-complexity laboratory testing in an accessible high-throughput format to leverage current molecular laboratory operations.

Founded in 2014 and based in the UK, LumiraDx's diagnostic testing solutions are being deployed globally by governments and leading healthcare institutions across laboratories, urgent care, physician offices, pharmacies, schools, and workplaces to screen, diagnose, and monitor wellness as well as disease.
More information on LumiraDx is available at www.lumiradx.com.

Contact:
Colleen McMillen
Colleen.McMillen@lumiradx.com
+1.917.344.9360

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the effectiveness of our strategy, regulatory progress and the advancement of our pipeline of tests, the timing and results of our clinical trials, the benefits and performance of our tests, our ability to reach key revenue milestones and the expected timing and outcome of our restructuring activities. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others, general economic, political and business conditions; the effect of COVID-19 on LumiraDx's business and financial results; obtaining or maintaining regulatory approval, authorization or clearance for our tests; and those factors discussed under the header "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2021,which was filed with the Securities and Exchange Commission, or SEC on April 13, 2022, in our report on Form 6-K that was filed with the SEC on August 16, 2022, and in other filings that we make with the SEC. Although LumiraDx believes that it has a reasonable basis for each forward-looking statement contained in this press release, LumiraDx cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. LumiraDx undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Non-IFRS Financial Measures
We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as evaluate our underlying historical performance, as we believe that these non-IFRS financial measures depict the true performance of the business by encompassing only relevant and controllable events, enabling us to evaluate and plan more effectively for the future. The non-IFRS financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and margins are not measurements of our performance, financial condition or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating loss, gross margin or net income (loss) or any other performance measures, derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles.

We define non-IFRS operating loss and non-IFRS net income (loss) as operating loss and net income (loss), respectively, excluding amortization, share-based payments, IFRS 2 listing expense, change in fair value of financial instruments, foreign exchange (gain)/loss, dividends on preferred shares and non-cash interest. We define non-IFRS expenses as expenses excluding amortization and share-based payments. We recommend that you review the reconciliation of the non-IFRS measure to the most directly comparable IFRS financial measure provided in the financial statement tables included below, and that you not rely on any single financial measure to evaluate our business.

LUMIRADX LIMITED
Unaudited Consolidated Statement of Financial Position

	JUNE 30, 2022	DECEMBER 31, 2021
	(in thousands, except share data)
ASSETS
Non–Current Assets
Other non-current assets	$510	$569
Intangibles and goodwill	33,088	37,048
Right-of-Use Assets	24,103	27,746
Property, plant and equipment	160,974	173,397
Total Non-Current Assets	218,675	238,760
Current Assets
Inventories	169,557	149,055
Tax receivable	15,540	15,022
Trade and other receivables	64,117	109,798
Cash and cash equivalents	106,450	132,145
Total Current Assets	355,664	406,020
TOTAL ASSETS	$574,339	$644,780
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	$(358,747)	$(301,129)
Other Long Term Liabilities	(43,112)	-
Lease liabilities	(22,230)	(25,514)
Stock Warrants	(5,462)	(10,407)
Deferred tax liabilities	(537)	(779)
Total Non-Current Liabilities	(430,088)	(337,829)
Current Liabilities
Debt due within one year	(118)	(191)
Government and other grants	(32,216)	(38,941)
Trade and other payables	(89,927)	(99,641)
Lease liabilities due within one year	(6,495)	(5,582)
Total Current Liabilities	(128,756)	(144,355)
Equity
Share capital and share premium	(758,114)	(754,023)
Foreign currency translation reserve	(15,253)	19,706
Other reserves	(104,957)	(104,957)
Accumulated deficit	862,513	676,223
Total equity attributable to equity holders of the parent	(15,811)	(163,051)
Non-controlling interests	316	455
Total Equity	(15,495)	(162,596)
TOTAL EQUITY AND LIABILITIES	$(574,339)	$(644,780)

LUMIRADX LIMITED
Unaudited Consolidated Statement of Profit and Loss and Comprehensive Income

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Revenue	$44,726	$87,222	$171,138	$194,094
Cost of sales	(39,889)	(72,359)	(116,275)	(135,914)
Gross Profit	4,837	14,863	54,863	58,180
Research and development expenses	(47,450)	(34,262)	(88,769)	(61,003)
Selling, marketing and administrative expenses	(37,845)	(26,947)	(78,001)	(64,998)
Operating Loss	(80,458)	(46,346)	(111,907)	(67,821)
Finance income	188	71,024	5,139	5,041
Finance expense	(67,858)	(38,205)	(95,315)	(131,623)
Net finance expense	(67,670)	32,819	(90,176)	(126,582)
Gain/(Loss) before Tax	(148,128)	(13,527)	(202,083)	(194,403)
Tax (provision)/credit for the period	732	(1,644)	(1,485)	(1,557)
Gain/(Loss) for the period	$(147,396)	$(15,171)	$(203,568)	$(195,960)
Loss attributable to non-controlling interest	61	278	139	322
Net gain/(loss) attributable to equity holders of parent—basic and diluted	$(147,457)	$(15,449)	$(203,707)	$(196,282)
Net gain/(loss) per share attributable to equity holders of parent—basic	$(0.58)	$(0.12)	$(0.80)	$(1.48)
Net gain/(loss) per share attributable to equity holders of parent—diluted	$(0.58)	$(0.12)	$(0.80)	$(1.48)
Weighted-average number of Ordinary Shares used in loss per share—basic	254,686,967	132,204,201	253,945,274	132,204,201
Weighted-average number of Ordinary Shares used in loss per share—diluted	254,686,967	132,204,201	253,945,274	132,204,201

LUMIRADX LIMITED
Unaudited Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures

	THREE MONTHS ENDED JUNE 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(39,889)	$(72,359)	$(47,450)	$(34,262)	$(37,845)	$(26,947)
Amortization	-	-	39	44	459	542
Share-based payments	621	-	2,266	323	6,554	3,956
Non-IFRS Adjusted Financial Measure	$(39,268)	$(72,359)	$(45,145)	$(33,895)	$(30,832)	$(22,449)

	THREE MONTHS ENDED JUNE 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$4,837	$14,863	$(80,458)	$(46,346)	$(147,396)	$(15,171)	$(0.58)	$(0.12)
Amortization	-	-	498	586	498	586	-	0.01
Share-based payments	621	-	9,441	4,279	9,441	4,279	0.04	0.03
Change in fair value of financial instruments	-	-	-	-	471	(70,850)	-	(0.54)
Foreign exchange loss/(gain)	-	-	-	-	55,512	1,716	0.22	0.02
Accretion of royalty financing	-	-	-	-	1,612	-	0.01	-
Dividends on preferred shares	-	-	-	-	-	5,384	-	0.04
Non-cash interest	-	-	-	-	1,890	21,385	-	0.16
Non-IFRS Adjusted Financial Measure	$5,458	$14,863	$(70,519)	$(41,481)	$(77,972)	$(52,671)	$(0.31)	$(0.40)
Adjusted Gross Profit Margin	12%	17%

	SIX MONTHS ENDED JUNE 30,
	Cost of Goods Sold		Research and Development		Selling, Marketing and Administrative
	2022	2021	2022	2021	2022	2021
	(in thousands)
IFRS Financial Measure	$(116,275)	$(135,914)	$(88,769)	$(61,003)	$(78,001)	$(64,998)
Amortization	-	-	81	88	942	1,080
Share-based payments	1,024	-	3,780	1,047	12,613	24,234
Non-IFRS Adjusted Financial Measure	$(115,251)	$(135,914)	$(84,908)	$(59,868)	$(64,446)	$(39,684)

	SIX MONTHS ENDED JUNE 30,
	Gross Margin		Operating Loss		Net Loss		Diluted EPS
	2022	2021	2022	2021	2022	2021	2022	2021
	(in thousands, except per share data)
IFRS Financial Measure	$54,863	$58,180	$(111,907)	$(67,821)	$(203,568)	$(195,960)	$(0.80)	$(1.48)
Amortization	-	-	1,023	1,168	1,023	1,168	-	0.01
Share-based payments		-	17,417	25,281	17,417	25,281	0.07	0.19
Change in fair value of financial instruments	-	-	-	-	(4,945)	60,252	(0.02)	0.46
Foreign exchange loss/(gain)	-	-	-	-	74,721	(4,828)	0.30	(0.04)
Accretion of royalty financing	-	-	-	-	1,612	-	0.01	-
Dividends on preferred shares	-	-	-	-	-	10,711	-	0.08
Non-cash interest	-	-	-	-	3,669	42,652	0.01	0.32
Non-IFRS Adjusted Financial Measure	$54,863	$58,180	$(93,467)	$(41,372)	$(110,071)	$(60,724)	$(0.43)	$(0.46)
Adjusted Gross Profit Margin	32%	30%

LUMIRADX LIMITED
Unaudited Consolidated Statement of Cash Flows

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30,		JUNE 30,
	2022	2021	2022	2021
	(in thousands, except share and per share data)
Cash Flows from Operating Activities
Income/(Loss) for the period	$(147,396)	$(15,171)	$(203,568)	$(195,960)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Depreciation	7,501	4,049	15,381	7,539
Amortization	498	586	1,023	1,168
Net finance (income)/expenses	67,102	(37,803)	89,637	116,059
Equity based share based payment transactions	9,441	4,279	17,417	25,281
Increase in tax receivable	(565)	(685)	(2,035)	(1,373)
Accrued preferred shares dividends	-	5,384	-	10,711
Changes to working capital:
Inventories	(13,684)	(31,148)	(32,292)	(88,807)
Trade and other receivables	11,331	5,128	43,171	53,619
Trade payables and other liabilities	(17,015)	16,752	(13,217)	13,863
Net Cash used in Operating Activities	(82,787)	(48,629)	(84,483)	(57,900)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	(6,465)	(26,314)	(16,727)	(61,741)
Cash paid for business acquisitions, net of cash received	-	(1,968)	-	(1,968)
Cash received from merger	-	-	-	-
Net Cash generated from/(used in) Investing Activities	(6,465)	(28,282)	(16,727)	(63,709)
Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	(316)	-	54,009	-
Proceeds from royalty agreement	41,500	-	41,500	-
Proceeds from debt issuance, net of issuance costs	-	(2,581)	-	361,729
Proceeds from shares issued on the exercise of share options	3,017	-	4,091	-
Repayment of principal portion of lease liabilities	(1,407)	(1,086)	(2,946)	(2,258)
Cash interest paid, net of interest received	(6,151)	(9,105)	(12,251)	(14,627)
Fee on early extinguishment of debt	-	-	-	(2,350)
Repayments of debt	(35)	(117)	(118)	(140,220)
Net Cash (used in)/generated from Financing Activities	36,608	(12,889)	84,285	202,274
Net (Decrease)/Increase in Cash and Cash Equivalents	$(52,644)	$(89,800)	$(16,925)	$80,665
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the period	166,046	334,518	132,145	161,172
Exchange gain/(loss) on cash and cash equivalents	(6,952)	1,737	(8,770)	4,618
Net increase/(decrease) in cash and cash equivalents	(52,644)	(89,800)	(16,925)	80,665
Cash and Cash Equivalents at the end of the period	$106,450	$246,455	$106,450	$246,455